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12/17/02

02054778

TC 12/12/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
DEC - 2 2002
WASH. D.C. 154 SECTION

SEC FILE NUMBER
8-17974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 27, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Washington Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Union Street, Suite 3003
(No. and Street)

Seattle	Washington	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. William L. McQueen, CPA — (206) 623-7302
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name — *if individual, state last, first, middle name*)

1001 Fourth Avenue, Suite 2900	Seattle	Washington	98154
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip Frink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Washington Corporation, as of September 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KATHLEEN CLEERE NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 6-12-04

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WASHINGTON CORPORATION

INDEPENDENT AUDITOR'S REPORT
and
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
First Washington Corporation

We have audited the accompanying statement of financial condition of First Washington Corporation (the Company) as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Washington Corporation as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
November 1, 2002

FIRST WASHINGTON CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash	$ 286,896
Receivable from clearing organization	245,044
Securities owned, at market value	587,628
Deposit with clearing organization	60,221
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $102,954	20,371
Other assets	14,332
	$ 1,214,492

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 11,950
Accrued liabilities	161,846
Accrued profit sharing contribution	150,000
Payable to clearing organization	122,548
	446,344
COMMITMENTS (Note 5)	
STOCKHOLDERS' EQUITY	
Common stock, $30 par value, 10,000 shares authorized, 2,800 shares issued and outstanding	84,000
Additional paid-in capital	230,595
Retained earnings	453,553
	768,148
	$ 1,214,492

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business - First Washington Corporation (the Company) operates as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Accounting Method - Securities transactions and the related revenue and expense are recorded on a settlement date basis, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. The Company's financial condition using the settlement date basis is not materially different from recording transactions on a trade date basis.

Securities Owned - Securities owned are marked to market at month end based on available bid prices.

Depreciation - Furniture and equipment are stated at cost and depreciated over their estimated useful lives of five to seven years using accelerated methods. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life.

Fiscal Year - Effective September 30, 2002, the Company changed its fiscal year end from the last Friday in September to the last day in September.

Federal Income Tax - The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on currently enacted tax laws and rates. No such differences exist at September 30, 2002.

Note 2 - Securities Owned

The balance of securities owned consists of the following at September 30, 2002:

Corporate stocks	$ 388,980
Corporate bonds and notes	95,750
State and municipal obligations	82,798
Warrants	20,100
	$ 587,628

Note 3 - Transactions with Clearing Organization

The Company has an agreement with BNY Clearing Services LLC (BNY) whereby BNY clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee, if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to maintain a deposit based upon the amount of its inventory held at BNY.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At September 30, 2002, the Company had net capital as follows:

Net capital	$ 641,633
Excess net capital	$ 391,633
Percentage of aggregate indebtedness to net capital	50%

Note 5 - Commitments

The Company's offices are rented under a non-cancelable lease and sublease agreement expiring September 2004 and November 2002, respectively. The future minimum rental payments are:

Fiscal Year Ending	
2003	$ 165,245
2004	160,860
	$ 326,105

Note 6 - Employee Benefit Plan

The Company maintains a profit sharing plan covering substantially all employees. Annual contributions are made at the discretion of the Board of Directors.

Note 7 - Trading Activities and Related Risks

In the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk).

Market risk is the potential change in value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the market values reflected on the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring risk limits.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. The Company's direct exposure to credit risk is concentrated in the balance of securities owned and any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to these credit risks by trading only exchange traded financial instruments, which generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges, and maintaining cash deposits with only high quality financial institutions.

Note 7 - Trading Activities and Related Risks (Continued)

Additionally, in the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis to a large and diversified group of clients. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks.

Note 8 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.